SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ No. [National Taxpayer’s Registry] 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 30, 2013

1.      Date, time and venue: On July 30, 2013, starting at 10 a.m., at the headquarters of Companhia de Bebidas das Américas - Ambev (“Company”), located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1,017, 4th floor (part), blocks 41 and 42, Itaim Bibi.

2.      Call Notice: call notice was published in the “Diário Oficial do Estado de São Paulo”, in the editions of: (i) June 28, 2013 (ii) June 29, 2013 and (iii) July 2, 2013, on pages 53, 29 and 17, respectively, and in the newspaper “Valor Econômico”, in the editions of: (i) June 28, 29 and 30, 2013 (ii) July 1, 2103 and (iii) July 2, 2013, in each case on page A10.

3.      Attendance: shareholders representing 95.2170% of the common shares and 76.1748% of the preferred shares of the Company, as confirmed by the signatures in the Company’s Shareholders’ Attendance Book. Mr. Victorio Carlos De Marchi, Co-Chairman of the Board of Directors, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, effective members of the Fiscal Council and Messrs. Ary Waddington and Eurípedes de Freitas, as alternate members of the Fiscal Council, as well as, Messrs. Daniel Garcia and Luiz Paulo Silveira, representatives of APSIS Consultoria Empresarial Ltda.

4.      Presiding Board: Chairman: Victorio Carlos De Marchi; Secretary: Paulo Cezar Aragão.

5.      Resolutions: The following resolutionswere approved byshareholders representing the applicable legal quorum, as noted below, with the abstentions and dissenting votes being in each case duly recorded:

5.1.                To note that the minutes of this Shareholders’ Meeting will be drawn-up in summary form, pursuant to section 130, §1, of Brazilian Law No. 6,404/76.

5.2.                By shareholders representing 99.8991% of the common shares attending the meeting, it being noted that 99.1037% of the minority-held  preferred shares and 97.6522% of the minority-held  of common shares of the Company in attendance voted favorably, and having noted that the following shareholders of the Company, Ambev S.A. (“Ambev”) and Fundação Antonio and Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”) voted only to comply with the applicable legal quorum necessary to uphold the favorable opinion expressed by minority holders of the Company’s common shares and preferred shares, the following was resolved:

(i)                     after review and discussions thereof,  to approve with no reservations the Protocol and Justification, dated May 10, 2013 (“Protocol and Justification”), for the merger into the asset base of Ambev S.A. (National Taxpayer’s Registry CNPJ No. 07.526.557/0001-00) (“Ambev”) of all Company shares not held by Ambev (the “Stock Swap Merger”), which, after being certified by the Presiding Board of the meeting, is filed at the Company’s headquarters;

(ii)                   to approve the Stock Swap Merger, in accordance with the Protocol and Justification, based on the value (valor econômico) of the Company shares calculated pursuant to their stock exchange trading price on April 26, 2013, it being noted that, as a result of the Stock Swap Merger, the Company’s shareholders will receive five Ambev common shares for each Company common or preferred share exchanged, and holders of American Depositary Receipts (“ADRs”) representing common or preferred shares of the shares, will receive five Ambev ADRs for each Company ADR exchanged;

(iii)                 to approve the authorization for the subscription, by the managers of the Company on behalf of its shareholders, of the shares to be issued by Ambev as a result of the Stock Swap Merger, as well as the execution of all the other acts necessary to implement the Stock Swap Merger.

5.3.                To note that:

(i)                      Once the Stock Swap Merger is approved by Ambev’s shareholders, appraisal  rights  will be extended exclusively to holders of Company common shares who have not voted in favor of the Stock Swap Merger at this shareholders’ meeting, and who express their intention to exercise such right within 30 days from the publication of the minutes of this minutes. The exercise of the appraisal right shall be subject to the proceedings to be indicated in a Notice to Shareholders to be published, jointly by the Company and Ambev. Payment of the appraisal rights refund amount will be made by Ambev on a date to be disclosed in a Notice to Shareholders. Appraisal rights amount will be paid only in respect of Company common shares demonstrably held by shareholders from December 7, 2012 until the actual date of exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76.

(ii)                    According to section 264 of the Brazilian Law 6,404/76, the management of Ambev hired the specialized firm APSIS Consultoria Empresarial Ltda. (National Taxpayer’s Registry CNPJ No. 27.281.922/0001-70) to prepare the valuation report to calculate the ratio to exchange Company common and preferred shares by Ambev common shares, based on the market value of the net equity of these two companies (“Net Equity Valuation Report”), which after being certified by the Presiding Board of the meeting, is filed at the Company’s headquarters. According to the Net Equity Valuation Report, the valuation resulted in an exchange ratio less favorable to the Company’s shareholders than the Stock Swap Merger’s exchange ratio proposed by the managements of the Company and Ambev and approved at this meeting. For this reason, the refund amount payable in respect of Company common shares held by shareholders who exercise appraisal rights will be based on the book value of Company shares on December 31, 2012, in the amount of R$9.231 per common share, notwithstanding the right of dissenting holders of Company common shares to request an updated balance sheet for purposes of calculating an updated appraisal rights refund amount.

(iii)                  As a consequence of the Stock Swap Merger, the Company shall be thereby converted into a wholly owned subsidiary of Ambev, and, once Ambev obtains its “A” Category Public Company Registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) pursuant to CVM Ruling No. 480, dated December 7, 2009, which is currently being analyzed by the CVM, the Company will be delisted from the traditional level of BM&FBOVESPA.

(iv)                  On May 10, 2013, the Company’s Fiscal Council issued a favorable opinion for the approval of the Stock Swap Merger.

5.4.                     Considering the capital increase approved and ratified by the Board of Directors at a Board meeting held on May 10, 2013, pursuant to article 9 of the Company’s By-laws and section 168 of Brazilian Law No. 6,404/76, as a consequence of the exercise of the purchase options by the beneficiaries under the Company’s Stock Option Plan, shareholders representing 99,9917% of the common shares in attendance approved the amendment of article 5 of the Company’s By-laws, which shall henceforth read as follows:

“Article 5 – The capital stock is of R$12,742,016,901.11, divided into 3,132,937,331 shares, being 1,757,986,238 nominative common shares, and 1,374,951,093 nominative preferred shares, without par value.”

5.5.                     Subsequently, as a consequence of the approval of the Stock Swap Merger by shareholders representing 99,9997% of the common shares in attendance, the cancellation of all Company shares held in treasury on the date of the Extraordinary General Shareholders’ Meeting was approved, without a reduction to the value of the Company’s capital stock, thereby amending accordingly article 5 of the Company’s By-laws, which shall henceforth read as follows:

Article 5 – The capital stock is of R$12,742,016,901.11, divided into 3,132,287,224 shares, being 1,757,497,983 nominative common shares, and 1,374,789,241 nominative preferred shares, without par value.

5.6.                     To approve, by shareholders representing 99.9997% of the common shares in attendance, the restatement of the Company’s By-laws, which after all the amendments mentioned herein, shall henceforth read as per Annex I hereto.

6.             Closing:  With  no further matters to be discussed, the present Minutes were drawn up and signed, after being read and approved by all shareholders in attendance. Signatures:  Victorio Carlos De Marchi, Chairman;  Paulo Cezar Aragão, Secretary; Celso Clemente Giacometti, Member of the Fiscal Council, James Terence Coulter Wright, Member of the Fiscal Council, Mário Fernando Engelke, Member of the Fiscal Council, Ary Waddington, Member of the Fiscal Council, Eurípedes de Freitas, Member of the Fiscal Council, Apsis Consultoria Empresarial Ltda., Represented by Daniel Garcia and Luiz Paulo Silveira;    Shareholders: AMBEV S.A., Represented by Ricardo Gonçalves Melo and Daniela Rodrigues Lopes;  FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, Represented by José Heitor Attilio Gracioso and Victorio Carlos de Marchi;  JOSÉ HEITOR ATTÍLIO GRACIOSO; ARY WADDINGTON; THE BANK OF NEW YORK – ADR DEPARTMENT, Represented by Michael Gualberto da Silva Berman;  CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, Represented by Silvio Moura de Oliveira; F. LAEISZ, Represented by Christian Bruno Schues; CHRISTIAN BRUNO SCHUES; CLAUDIO DELGADO; ALEXANDRA PRUFER DE QUEIROZ CAMPOS ARAUJO, URSULA HOEPCKE LENZ, EVELYN BEATRIX HELLA STUPAKOFF HELLHAMMER, ANA MARIA SANTOS STUPAKOFF, LUIZ CARLOS SCHMIDT RITTER, BEATRIZ KUNNING, HANS HEINRICH KUNNING, SANDRA KUNNING CASQUEIRO, WILLIAM HUBERT GREGG, Represented by Philippe Prufer;  PHILIPPE PRUFER; FUNDO DE INVESTIMENTO EM AÇÕES CAIXA CONSUMO, CAIXA ETF IBOVESPA FUNDO DE INDICE, FIA CAIXA E-FUNDO IBOVESPA, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA IBOVESPA, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA BRASIL IBX – 50, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA IBOVESPA ATIVO, Represented by Franco Andrey Ficagna;  PIRAN PARTICIPAÇÕES SOCIETÁRIAS LTDA, Represented by Marcia Pedrosa Tonietto;  NEST ARB MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, NEST AÇÕES MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NEST MILE HIGH MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, Represented by Lucas Danicek Borges;  SKIPPER BLACK MASTER FUNDO DE INVESTIMENTO EM AÇÕES, Represented by Gustavo Hsu Rocha;  GC FUNDO DE INVESTIMENTO EM AÇÕES, CONSTELLATION MASTER FUNDO DE INVESTIMENTO EM AÇÕES, BEWETT INTERNATIONAL LLC, BARTHE HOLDINGS LLC, TYLER FINANCE LLC, LS OC LLC, Represented by Eduardo Rebelo Fontenelle Dumans;  FRANKLIN TEMPLETON IBX - FUNDO DE INVESTIMENTO EM AÇÕES, FRANKLIN TEMPLETON MULTI ADVANCED FI MULTIMERCADO, ICATU SEG FRANKLIN TEMPLETON MULTIMERCADO FIM PREVIDENCIÁRIO, FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV FT IBX, FAROL FUNDO DE INVESTIMENTO EM AÇÕES, FRANKLIN TEMPLETON GLOBAL PLUS FIM LONGO PRAZO, FRANKLIN TEMPLETON MAXI AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES, TUCANO FIA PREVIDENCIÁRIO, FRANKLIN TEMPLETON VALOR E FVL – FIA, CROSSFOX FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO, FT FEF CD FUNDO DE INVESTIMENTO EM AÇÕES, FRANKLIN TEMPLETON ARLANDA FUNDO DE INVESTIMENTO EM AÇÕES, JETTA FUNDO DE INVESTIMENTO EM AÇÕES, Represented by Eduardo Lucas Cotrim;  MSQ BRV LLC, MSQ BRV LONG ONLY LLC, FIA SABESPREV M SQUARE AÇÕES VALOR, M SQUARE ALISIO FIA, M SQUARE AÇÕES CSHG MASTER FUNDO DE INVESTIMENTO EM AÇÕES, MBV FUNDO DE INVESTIMENTO EM AÇÕES, NATO FI EM AÇÕES - INVESTIMENTO NO EXTERIOR, Represented by Francisco de Assis Utsch;  FPRV SQA SANHAÇO FIA PREVIDENCIÁRIO, SNAPPER EQUITY LLC, SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES, SQUADRA INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, SQUADRA MASTER LONG-ONLY FUNDO DE INVESTIMENTO EM AÇÕES, Represented by Luis Guilherme Bonazza Teixeira;  AUDACE FUNDO DE INVESTIMENTO EM AÇÕES, BOSCH BRASIL VII FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO, BTG PACTUAL ABS INST PREVIDÊNCIA FDO INVEST EM AÇÕES, BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FDO INVEST EM AÇÕES, BTG PACTUAL LS EQUITIES MASTER FDO INVEST EM AÇÕES, BTG PACTUAL ABSOLUTO MASTER FDO INVEST EM AÇÕES, BTG PACTUAL ANDROMEDA FDO INVEST EM AÇÕES, BTG PACTUAL IBRX-50 DINAMICO FDO INVEST EM AÇÕES, BTG PACTUAL DIVIDENDOS FDO INVEST EM AÇÕES, BTG PACTUAL EQUITY HEDGE FDO INVEST EM AÇÕES, BTG PACTUAL FUNDAMBRAS FDO INVEST EM AÇÕES, BTG PACTUAL FDO INVEST MULTIMERCADO LOCAL

INSTITUCIONAL, BTG PACTUAL HEDGE PLUS FDO INVEST MULTIMERCADO, BTG PACTUAL ICATU SEG SELECT PREV MULTIMERCADO FDO INVEST PREVIDENCIÁRIO, BTG PACTUAL INCOME PREV FDO INVEST EM AÇÕES, FDO INVEST CAIXA BTG PACTUAL X 30 MULTIMERCADO LONGO PRAZO, BTG PACTUAL MULTI AÇÕES FDO INVEST EM AÇÕES, BTG PACTUAL MULTIMANAGER BBDC FDO INVEST MULTIMERCADO, BTG PACTUAL MULTIMANAGER IB FDO INVEST MULTIMERCADO, BTG PACTUAL MULTIMANAGER PLUS IB FDO INVEST MULTIMERCADO, BTG PACTUAL MULTISTRATEGIES ADVANCED FDO INVEST MULTIMERCADO, BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FDO INVEST MULTIMERCADO, BTG PACTUAL NE FDO INVEST EM AÇÕES PREVIDENCIÁRIO EXCLUSIVO, BTG PACTUAL PENSION MULTIMERCADO FDO INVEST PREVIDENCIÁRIO, BTG PACTUAL PENSION FDO INVEST EM AÇÕES PREVIDENCIÁRIO, BTG PACTUAL QUANT FDO INVEST MULTIMERCADO, BTG PACTUAL HEDGE FDO INVESTIMENTO MULTIMERCADO, COMSHELL BTG PACTUAL FDO INVEST EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES BELLS, FUNDO DE INVESTIMENTO EM AÇÕES NAXOS, FUNDO DE INVESTIMENTO EM AÇÕES TUDDY II, FUNDO DE INVESTIMENTO MULTIMERCADO ARPOADOR, FUNDO DE INVESTIMENTO MULTIMERCADO MODERADO RONCADOR, FUNDO DE INVESTIMENTO MULTIMERCADO PREV 1, FUNDO DE INVESTIMENTO MULTIMERCADO UNIPREV III, FUNDO DE INVESTIMENTO EM AÇÕES TURMALINA, MBPREV I MULTIMERCADO - FUNDO DE INVESTIMENTO, PREVIDÊNCIA "B" FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO PROFIT II, ABSOLUTO LLC, BTG ARF BRAZIL INVESTMENTS LP, BTG PACTUAL GEMM BRAZIL INVESTMENTS LP, TOTAL RETURN INVESTMENTS LLC, Represented by Felipe Andrey Silva;  OABPREV CLASSICO CSHG FIM, CSHG DIVIDENDOS IBOV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, CSHG DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, CSHG EDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG EQUITY HEDGE LEVANTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG MASTER AÇÕES FUNDO DE INVESTIMENTO PREVIDENCIÁRIO EM AÇÕES, CSHG PERFORMANCE FUNDO DE INVESTIMENTO EM AÇÕES, CSHG PORTFOLIO ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO DE LONGO PRAZO, CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇOES, CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇOES -

IBOVESPA , CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES, CSHG UNIQUE LONG BIAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, CSHG UNIQUE MASTER INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, CSHG VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, CSHG FUNDO DE INVESTIMENTO MULTIMERCADO FC02, CSHG UNIQUE FUND, LLC, STRATEGY HG LONG & SHORT FUND LLC, Represented by Lucila Prazeres da Silva;  ABERDEEN GLOBAL BRAZIL EQUITY FUND, ABERDEEN GLOBAL LATIN AMERICAN EQUITY FUND, ABERDEEN LATIN AMERICA EQUITY FUND, INC, ABERDEEN LATIN AMERICAN INCOME FUND, LLC, ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABBERDEEN FUND, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADVANCED SERIES TRUST - AST FI PYRAMIS ASSET ALLOCATION PORTFOLIO, ADVANCED SERIES TRUST - AST PARAMETRIC EMERG MKTS EQUITY PORTFOLIO, ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORT, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORT, AEGON CUSTODY B.V., AKBANK T.A.S. FRANKLIN TEMPLETON BRIC ULKELERI B TIPI YABANCI MENKUL KIYMETLER FONU, ALASKA PERMANENT FUND, AMERICAN CENTURY INVESTMENT MANAGEMENT, INC, AMERICAN CENTURY MULTIPLE INVESTMENT TRUST II, AMERICAN INDEPENDENCE INTERNATIONAL ALPHA STRATEGIES FUND, AMUNDI FUNDS, AMUNDI ACTIONS EMERGENTS, ARISAIG GLOBAL EMERGING MARKETS CONSUMER FUND, LLC, ARISAIG LATIN AMERICA CONSUMER FUND, LLC, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BARING INVESTMENT FUNDS, PLC, BARING UK UMBRELLA FUND - BARING THEMED EQUITY FUND, BELLSOUTH CORPORATION RFA VEBA TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES, BEST INVESTMENT CORPORATION, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, NA, BLACKWELL PARTNERS LLC, BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND, BRITISH AIRWAYS PEN TRUSTEES LTD - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD (MPF A/C), BRITISH COAL STAFF SUPERANNUATION SCHEME, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALAMOS EVOLVING WORLD GROWTH FUND, CALAMOS GLOBAL DYNAMIC INCOME FUND, CALAMOS GLOBAL EQUITY FUND, CALAMOS INTERNATIONAL GROWTH FUND, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC UNITED INVESTMENT TRUST, CF DV EMERGING

MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK LTD, IN ITS CAPACITY AS MASTER CUST OF ING BRAZIL FUND, CHINA TRUST COML BK MASTER CUST HSBC BRIC FUND, CIBC EMERGING MARKETS INDEX FUND, CITY OF NEW YORK GROUP TRUST, CN CANADIAN MASTER TRUST FUND, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMP RET SYS, COMMONWEALTH SUPERANNUATION CORPORATION, COMPASS AGE LLC, COUNTY EMPLOYEES ANNUITY AND BENEFIT OF THE COOK COUNTY, CURIAN/ABERDEEN LATIN AMERICA FUND, DOMINION RESOURCES INC MASTER TRUST, DREYFUS INVESTMENT FUNDS - DREYFUS/THE B.C.E.M.C.E.F., EATON VANCE COLLECTIVE INVESTMENT T FOR EMPLOYEE B PLANS - EME MKTS EQ F, EATON VANCE INTERNATIONAL (IR) FDS PLC - EATON VANCE HEXAVEST ALL-COUNTRY GLOBAL EQ FUND, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EDMOND DE ROTHSCHILD GLOBAL EMERGING, EDMOND DE ROTHSCHILD LATIN AMERICA, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EQUITY TRUST 4, EMERGING MARKETS EX CONTROVERSIAL WEAPONS EQUITY INDEX FD B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN, EMERGING MARKETS SECTOR LEADER FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, F & C INVESTMENT FUNDS ICVC II EMERGING MARKETS FUNDS, FDA 21 - BANCO SANTANDER (BRAZIL) S/A, FIDELITY EMERGING MARKETS FUND, FIDELITY GLOBAL DISCIPLINED EQUITY FUND, FIDELITY GLOBAL FUND, FIDELITY GLOBAL OPPORTUNITIES FUND, FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC, FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF, FIDELITY OVERSEAS FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERG MKTS INDEX FUNDS, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX US INDEX FUND, FIF MULTIMERCADO UNIPREV IV, FIRST TRUST BRAZIL ALPHADEX FUND, FLEXSHARES MORNINGSTAR EM MKTS FACTOR TILT INDEX FUND, FORD MOTOR COMPANY DEFINED

BENEFIT MASTER TRUST, FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST, FRANKLIN TEMPLETON CORPORATE CLASS LTD, FRANKLIN TEMPLETON INTERNATIONAL TRUST - FRANKLIN WORLD PERPECTIVES FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS, FUNDO MUTUO DE INV AÇÕES CCF SALUBRE, FUTURE FUND BOARD OF GUARDIANS, GMAM INVESTMENT FUNDS TRUST, GMO TRUST ON BEHALF OF GMO EM COUNTRIES FUND, GMO REAL RETURN ASSET ALLOCATION FUND, LP, GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST, GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST N, GRD 21 - BANCO SANTANDER (BRASIL) S/A, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HFR HE LAZARD GLOBAL HEXAGON MASTER TRUST, HSBC BRIC EQUITY FUND, HSBC FI EM AÇÕES PASSIVO IBRX, HSBC FI EM AÇÕES DIVIDENDOS, HSBC FIA IBOVESPA KAZAN PLUS, HSBC FI DE AÇÕES KAZAN PRIVATE, HSBC FI EM AÇÕES IBOVESPA GESTÃO, HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY, HSBC GLOBAL INVESTMENT FUNDS - LATIN AMERICAN EQUITY, HSBC FUNDO DE INV DE AÇÕES NITE, HSBC FUNDO DE INVESTIMENTO DE AÇÕES SRI, HSBC FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL, HSBC FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAIS PLUS, HSBC FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA TOP, HSBC FUNDO DE INVESTIMENTO DE AÇÕES SANTA HELENA VALOR, HSBC FUNDO DE PENSÃO, HSBC FI MULTIMERCADO PREVIDENCIÁRIO AGRESSIVO, HSBC FI MULTIMERCADO PREVID AGRESSIVO II, HSBC FIM PREVIDENCIÁRIO FUTURE COMPOSTO I, HSBC FI PREVIDENCIÁRIO MULTIMERCADO VALOR, HSBC FI AÇÕES VALOR, HSBC FI MULTIMERCADO PREVIDENCIÁRIO 49, HSBC FI DE MULTIMERCADO PREVIDENCIÁRIO TOP MAIS 49, HSBC FI MULTIMERCADO PREVIDENCIÁRIO COMPOSTO II, HSBC FIM PREVIDENCIÁRIO FUTURE COMPOSTO III, HSBC FI MULTIMERCADO PREVIDENCIÁRIO EMPRESARIAL MODERADO, HSBC FIM PREVIDENCIÁRIO MODERADO, HSBC FIM PREVIDENCIÁRIO MODERADO II, HSBC FIM PREVIDENCIÁRIO TAGUAIBA, HSBC FI MM PREVID MODERADO VGBL, HSBC FI MULTIMERCADO PREVIDENCIÁRIO MODERADO II - VGBL, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, IMPERIAL EMERGING ECONOMIES POOL, ING MUTUAL FUNDS - ING EMERGING MARKETS EQUITY FUNDS, ING EMERGING MARKETS INDEX PORTFOLIO, INVESCO EMERGING MARKETS CLASS, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI ACWI INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES

MSCI EMERGING MARKETS INDEX FUND, ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ISHARES VI PUBLIC LIMITED COMPANY, JANUS CAPITAL MANAGEMENT LLC, JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD, JAPAN TRUSTEE SERVICES BANK, LTD, STB BRAZIL STOCK MOTHER FD, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INS TRUST INTER EQUITY INDEX TRUST B, JPMORGAN BRAZIL INVESTMENT TRUST PLC, JPMORGAN CHASE RETIREMENT PLAN, JPMORGAN FUNDS, JPMORGAN INTERNATIONAL EQUITY INDEX FUND, LAZARD GLOBAL HEXAGON MASTER FUND, L.P., LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND, M J MURDOCK CHARITABLE TRUST, MANAGED PENSION FUNDS LIMITED, MANULIFE ASSET MANAGEMENT EMERGING MARKETS EQUITY POOLED FUND, MANULIFE GLOBAL FUND, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES B, MELLON BANK NA EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, MICROSOFT GLOBAL FINANCE, MILLPENCIL (US) LP, MINISTRY OF STRATEGY AND FINANCE, MORGAN STANLEY INVESTMENT FUNDS EM MKT EQUITY FUND, MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICA EQUITY FUND, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL PENSION SERVICE, NATIONAL PENSIONS RESERVE FUND COMMISSION, NAV CANADA PENSION PLAN, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NEW YORK STATE COMMON RETIREMENT FUND, NEW ZEALAND SUPERANNUATION FUND, NORGES BANK, NORTHERN TRUST INVESTMENT FUNDS PLC, NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND, NZAM EM8 EQUITY PASSIVE FUND, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, OMERS ADMINISTRATION CORPORATION, PENSIONDANMARK INVEST F M B A EMERGING MARKETS AKTIER, PICTET - HIGH DIVIDEND SELECTION, PPL SERVICES CORPORATION MASTER TRUST, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY, PRUDENTIAL W F INC - PRUDENTIAL INTL EQUITY FUND, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO,

PYRAMIS EMERGING MARKETS EQUITY TRUST, PYRAMIS EMERGING MARKETS ALL CAP FUND, LP, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PIRAMIS EM MKTS COM POOL, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, P&G PREV - SOCIEDADE DE PREVIDÊNCIA PRIVADA, RAYTHEON COMPANY MASTER TRUST, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SARAH PREV FD DE PENSÃO DOS EMPR DA ASSOC DAS PIONEIRAS SOC, SBC MASTER PENSION TRUST, SCHRODER INTERNATIONAL SELECTION FUND, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS, SIGNATURE EMERGING MARKETS CORPORATE CLASS, SIGNATURE EMERGING MARKETS FUND, SONOMA COUNTY EMPLOYEES RETIREMENT ASSOCIATION, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SSGA ALL COUNTRY WORLD EX-US INTEGRATED ALPHA SELECT NON-LEN, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF CONNECTICUT RET PLANS AND TRT FUND, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, STATE OF OREGON, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET EMERGING MARKETS, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE, STICHTING F&C WERELDWIJD ENHANCED AANDELENFOUNDS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TEMPLETON DEVELOPING MARKETS SECURITIES FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON EMERGING MARKETS EQUITY (MASTER) FUND, LTD., TEMPLETON EMERGING MARKETS FUND, TEMPLETON EMERGING MARKETS FUND (AUSTRALIA), TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, TEMPLETON INSTITUCIONAL FUNDS - EMERGING MARKETS SERIES, TEMPLETON INT EMERGING MKTS FUND, THE BANK OF KOREA, THE BAR EM MKTS UM FD SF BAR LATIN AMERICA, THE BOEING COMPANY EMPLOYEE RET PLANS MASTER TRUST, THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, THE HARTFORD GLOBAL ALL ASSET FUND, THE MASTER TRUST BANK OF JAPAN LTD - AS TRUSTTEE FOR MTBJ400045835, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MONETARY AUTHORITY OF SINGAPORE, THE MTBJ, LTD. AS TRF F N TRT ALL C WD E IN I F (TAX E QIIO), THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E

NO HED M FUN, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE PFIZER MASTER TRUST, THE PNC FINANCIAL SERV GROUP INC PENSION PLAN, THE PREMIER TRUST FUND FOR QUALIFIED EMPLOYEE BENEFIT PLANS, THE ROYAL BANK OF SCOTLAND PLC AS DEP OF ABERDEEN L A EQUITY FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THREADNEEDLE SPECIALIST INVESTMENT FUNDS ICVC GLOBAL EQUITY INCOME FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TRUST AND CUS SERVICES BANK, LTD AS TRT HSBC BR NEW MO FD, UAW RETIREE MEDICAL BENEFITS TRUTS, UPS GROUP TRUST, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS, VIRTUS EMERGING MARKETS EQUITY INCOME FUND, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, WELLS COMMON INVESTMENT FUND, YALE UNIVERSITY, Represented by Anderson Carlos Koch;  MARCOS HENRIQUES ARIAS; VANESSA THAIS STECANELLA; IUKIO NAKAMOTO; SERGIO GOMES DE OLIVEIRA; FRANCISCO IGNACIO DE OLIVEIRA; ITAU INDEX AÇÕES IBRX - FUNDO DE INVESTIMENTO, ITAU MOMENTO AÇÕES - FUNDO DE INVESTIMENTO, ITAUFLEXPREV AÇÕES FUNDO DE INVESTIMENTO, ITAU AÇÕES IBRX ATIVO FI, IT NOW PIBB IBRX-50 FUNDO DE INDICE, Represented by Silvia Helena Bernaldo; SAFRA CONSUMO FIA, SAFRA INDICIAL FIA, SAFRA DIVIDENDOS FIA, SAFRA IBX-50 PLUS FIA, SAFRA EXPORTAÇÃO FIA, SAFRA AÇÕES IBOVESPA ATIVO FIA, Represented by Clara Souza Marques; TELOS IDIV FIA, BB SEBRAE PREV FIM, BB TERESINA FIM, BB PREVIDENCIA AÇÕES FI, BB CAP AÇÕES FIA, BB TOP MULTI BALANCEADO FI, BB BRASIL AÇÕES DIVIDENDOS FI, BB AÇÕES IBRX ATIVO FI, BB TERRA DO SOL FI MM, BB CAP IBOVESPA INDEXADO FIA, BB ECO GOLD FIA, BB TOP AÇÕES DIVIDENDOS ATIVO FI, CLUBE DE INVESTIMENTO DOS FUNC. DA NOSSA CX./NOSSO BANCO, BB TOP AÇÕES DIVIDENDOS FIA, BB TOP AÇÕES EXPORTAÇÃO FIA, BRASILPREV TOP AÇÕES DIVIDENDOS FI, BRASILPREV TOP A FIA, BB TOP MULTI INSTI. LP FIM, BB TOP AÇÕES IBOVESPA INDEXADO FI, BB TOP AÇÕES SETORIAL CONSUMO FI, BB TOP AÇÕES IBRX INDEXADO FI, BB TOP AÇÕES IBOVESPA ATIVO FI, BB AÇÕES 22 FI,

Represented by Camila Cristina Anello; BRADESCO FIA IBRX MULTIPATROCINADO, BRADESCO FIA CONSUMO, BRADESCO FI RENDA FIXA-216, BRADESCO FIA IBOVESPA QUANTITATIVO, BRADESCO FI RENDA FIXA-276, BRADESCO FIA IBRX ATIVO LEBLON, BRADESCO FI RENDA FIXA-307, BRADESCO FI RENDA FIXA-324, BRADESCO FIA EQUITIES , BRADESCO FIA MASTER IBRX, BRADESCO FIA MASTER VALOR, BRADESCO FIA LONG BIASED, FIA MILOS, BRAM FIB FIA, BRADESCO CAPITALIZAÇÃO S.A., BRADESCO SEGUROS S.A., BRADESCO FIA IBOVESPA PLUS, FIA TOP CONCORD, BRADESCO FIA SELECTION, BRADESCO PRIVATE FIA, BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL, BRADESCO MULTIPORTFOLIO FMP FGTS CL, BRADESCO PRIVATE FIA IBOVESPA ALAVANCADO, BRAN FIA IBOVESPA ALAVACADO, BRAN FIA IBOVESPA, BRAN FIA, BRAN FIA IBOVESPA ATIVO, BRAN FIF ANGRA, BRAN FIA IBRX 50, BRADESCO FI MULTIMERCADO CREDITO PRIVADO CENTAURO I, FIA FUNDAMENTALISTA GT-3-114, BRADESCO FIA SELEÇÃO , BRADESCO FIA STOCK PICKING, BRADESCO FIA MAS, BRADESCO FIA IBRX ATIVO, FIA IBOVESPA VALUE, BRADESCO FIA MULTISETORIAL, Represented by Ana Paula Zanetti de Barros Moreira; , VINCI GAS LONG-ONLY MASTER FIA, APOGEO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, APOGEO VISAO FIA, VINCI TROPICO FIA, VINCI GAS BLUE MARLIN FIA, VINCI GAS DIVIDENDOS FIA, CAIXA VINCI VALOR DIVIDENDOS FIA, RESEARCH INVESTMENTS LLC, BRAZIL INTERNATIONAL LLC, Represented by Guilherme Fernandes Cooke; and  JOSÉ FIORITA..

I certify that the present minutes conform to the original drawn up in the proper book.

São Paulo, July 30, 2013.

/s/Paulo Cezar Aragão

Secretary

Additional Information and Where to Find:

In connection with the Stock Swap Merger, on June 28, 2013 Ambev filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 that contains a prospectus, which may be subject to change. Investors and security holders of the Company are urged to read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about the Company, Ambev and the Stock Swap Merger. The prospectus filed with the Commission on June 28, 2013 as part of the registration statement, the definitive version of the prospectus and other relevant materials (when they become available), and any other documents filed by Ambev with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from the Company.

AnNex I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)      the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)     the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)       the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)       the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$12,742,016,901.11, divided into 3,132,287,224 shares, being 1,757,497,983 nominative common shares, and 1,374,789,241 nominative preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)      shall not be entitled to voting rights and may not be converted into common shares;

b)      shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)      shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of three billion and five hundred million (3,500,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I

BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)         establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)         approve the annual investment budget of the Company;

c)         approve the five-year strategic plan of the Company;

d)        elect and dismiss the Company's Officers, and set their attributions;

e)         supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)         attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)         define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)         appoint the Company's independent auditors;

i)          resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)          provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)         submit to the General Meeting the form of allocation of the net profits for the year;

l)          call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)        approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)         approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)         approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)         approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)         approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)         approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)         resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)         resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)         authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)                  resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)        resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)         authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)         perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)         resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a)             Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)            Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)             Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)            Coordinate and oversee the activities of the Executive Board; and

e)             Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V

FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3  - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI

FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)      from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)      an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer